SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For May 24, 2012

MetroGas Inc.

(Translation of registrant's name into English)

MetroGAS S.A.

Gregorio Araoz de Lamadrid 1360

(1267) Buenos Aires, Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F    X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to

Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes         No    X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

METROGAS S.A.

Dated: May 24, 2012 By: __________________________________

Name: Eduardo Villegas Contte
Title: Finance Director

Buenos Aires, May 23, 2012

To

"Comisión Nacional de Valores"

Re.: Relevant Information

Dear Sirs,

Please be advised that, within the framework of the reorganization proceedings of MetroGAS S.A. (the "Company"), heard at the National Commercial Court of First Instance No. 26, under Judge María Cristina O'Reilly, Clerk's office 51, on May 22, 2012 the Company filed with that Court a new restatement of the reorganization proposal (the "Proposal") for unsecured creditors who hold verified and admissible claims (the "Unsecured Creditors").

The Proposal consists of a compilation of all improvements submitted with respect to the original proposal dated July 12, 2011, particularly on the basis of the last proposal submitted on February 2, 2012 and called "Final Proposal".

Changes herein made to the Final Proposal mainly involve updating dates for the occurrence of certain events (including interest capitalization dates, Deadline computation dates, etc.). These changes in timelines (which generally do not exceed 6 months) aim at providing an arrangement consistent with the current procedural status of this Reorganization Proceeding. Also, concerning the terms and conditions of the New Notes, the purchase offer that Issuer had to make in the event of a change in stock ownership has been eliminated.

Please find attached a new version of the Indenture (Exhibit I), which supersedes the text of the indenture that was attached to the Final Proposal.

This new version of the Indenture: (i) reflects changes made in timelines as mentioned in the paragraph above, (ii) eliminates the purchase offer that Debtor had to make in the event of a change in stock ownership (iii) introduces changes in certain definitions in the Definitions chapter (such as the definition of "Qualified Offer" and "Subordinated Indebtedness"), where direct or indirect shareholders of a shareholder or affiliated company are also included in the definition of such shareholder or affiliated company (iv) other minor technical changes have been made.

Therefore, the Proposal detailed herein consists of a compilation of the Original Proposal and all the improvements thereof, pursuant to the provisions of chapter VI of the Original Proposal.

The complete content of the proposal is available to the Shareholders at the Company's Headquarters, at Gregorio Aráoz de Lamadrid 1360, City of Buenos Aires.

Yours sincerely,

Magdalena Gonzalez Garaño

Market Relations